

Kaplan & Frank, PLC

T. Rhys James | Direct Dial: 804.525.1780 | Fax; 804.525.1880 | rjames@kaplanfrank.com

December 6, 2011

VIA FEDEX OVERNIGHT

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: ActivCare at Bressi Ranch, LLC
Amendment No. 5 to Offering Statement on Form 1-A
Filed December 6, 2011
File No. 24-10299

Dear Mr. Link and Mr. Williamson,

This letter is submitted on behalf of our client, ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") dated November 17, 2011 (the "Comment Letter") with respect to the Company's Amendment No. 4 to Offering Statement on Form 1-A, filed with the Commission on November 17, 2011 ("Amendment No. 4"). Enclosed herewith for filing, please find seven copies of Amendment No. 5 to the Offering Statement ("Amendment No. 5"). For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 5, each marked to show changes against Amendment No. 4.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 5.

7 East 2nd Street, Richmond, VA 23224 | P.O. Box 2470, Richmond, VA 23218
Telephone: 804.423.7921 | Facsimile: 804.230.0024

Description of Our Property, page 42

1. *We note the revisions on page 43 in response to comment one from our letter dated November 10, 2011. You state that the conclusions and projections are based on some information provided to you, "including the projected facility size and rates." You also state, however, that "[t]o the extent that the market study contains future projections related to the Company or its operations, these are solely projections" of VIG. Please revise to reconcile the apparent inconsistency.*

Response.

In response to the Staff's comment, please see the Company's revised disclosure on pg. 45 on Amendment No. 5.

The Company respectfully believes that the proposed modifications to the Offering Statement are responsive to the Staff's comment. If you have any questions or would like further information regarding the Company's responses to your Comment Letter, please do not hesitate to contact me at 804-525-1780.

Sincerely,



T. Rhys James

Enclosures

cc: W. Major Chance